Exhibit 4.3
DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of February 23, 2023, Gulfport Energy Corporation, a Delaware corporation (“Gulfport”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.0001 per share (“Common Stock”). The following contains a description of Gulfport’s Common Stock as well as certain related additional information. This description is a summary only and does not purport to be complete. We encourage you to read the complete text of Gulfport’s amended and restated certificate of incorporation (the “Certificate of Incorporation”) and amended and restated bylaws (the “Bylaws”), which we have filed or incorporated by reference as exhibits to Gulfport’s Annual Report on Form 10-K. References to “we,” “our” and “us” refer to Gulfport, unless the context otherwise requires. References to “stockholders” refer to holders of our Common Stock, unless the context otherwise requires.

General

Pursuant to the Certificate of Incorporation, Gulfport has the authority to issue 42,110,000 shares of capital stock, divided into two classes consisting of 42,000,000 shares of Common Stock and 110,000 shares of preferred stock (“Preferred Stock”), which are all currently designated as Series A Convertible Preferred Stock, par value of $0.0001 per share (the “Series A Preferred Stock”).

Common Stock

Holders of our Common Stock are entitled to cast one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of Preferred Stock which may from time to time be outstanding, including the Series A Preferred Stock, holders of our Common Stock are entitled to receive ratably dividends when, as and if declared by the board of directors out of funds legally available for such purpose and, upon the liquidation, dissolution or winding up of the company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. There are no redemption or sinking fund provisions that are applicable to our Common Stock. Subject only to the requirements of the Delaware General Corporation Law (the “DGCL”) and the limits in the Certificate of Incorporation, the board of directors may issue shares of our Common Stock without stockholder approval, at any time and from time to time, to such persons and for such consideration as the board of directors deems appropriate. Holders of our Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully paid and nonassessable. Our Common Stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “GPOR.”

Preferred Stock

Authorized and unissued shares of Preferred Stock may be issued from time to time in one or more additional series as the board of directors may from time to time determine, each of said series to be distinctively designated. The voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, if any, of each such series of Preferred Stock may differ from those of any and all other series of Preferred Stock (including the Series A Preferred Stock) at any time outstanding, and, subject to certain limitations set forth in the Certificate of Incorporation and the DGCL, the board of directors may fix or alter, by resolution or resolutions, the designation, number, voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, of each series of Preferred Stock.

The issuance of any such Preferred Stock could adversely affect the rights of the holders of Gulfport’s Common Stock and therefore, reduce the value of the Common Stock. The ability of the board of directors to issue Preferred Stock could discourage, delay, or prevent a takeover of Gulfport.

Series A Preferred Stock

Ranking

Each share of the Series A Preferred Stock will be identical in all respects to every other share of the Series A Preferred Stock, and will, with respect to dividend rights, redemption rights and rights upon liquidation, dissolution or winding-up of the affairs of Gulfport, rank senior to the Common Stock and each other class of Gulfport’s capital stock and any other series of Preferred Stock established after May 17, 2021 (the “Effective Date”) (all such shares, collectively, the “Junior Securities”), except for any such securities designated as senior or pari passu to the Series A Preferred Stock and

Exhibit 4.3
approved pursuant to the Certificate of Incorporation and the Series A Terms incorporated therein as Exhibit A (collectively, the “Preferred Terms”).

The number of shares of Preferred Stock that shall constitute each series of Preferred Stock may be increased or decreased (except as otherwise provided by the board of directors in the resolution establishing such series and in any event not below the number of shares of such series then outstanding) from time to time by the board of directors without prior approval of the holders of such series.

Voting Rights

The holders of Series A Preferred Stock shall be entitled to vote on all matters submitted to the stockholders for a vote, voting together with the holders of the Common Stock as a single class, with each share of Series A Preferred Stock entitled to a number of votes equal to the voting power of one share of Common Stock, multiplied by the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock as of the record date for such vote or, if no record date is specified, as of the date of such vote (in each case, including any Series A Preferred Stock issuable in respect of any accrued but unpaid dividends to, but not including, such date).

So long as any shares of Series A Preferred Stock are outstanding, Gulfport shall not take any of the following actions without the affirmative vote or consent of the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class: (i) authorize, allow or undertake any liquidation, dissolution or winding-up of the affairs of Gulfport; (ii) issue or pay any dividend, distribution or other payment with respect to Junior Securities other than Common Stock; or (iii) amend or alter the Preferred Terms to amend the terms of the Series A Preferred Stock.

Dividends and Maturity

Holders of Series A Preferred Stock are entitled to receive cumulative dividends payable quarterly in arrears with respect to each dividend period ending on and including the last calendar day of each three-month period ending March 31, June 30, September 30 and December 31, respectively (each such date, a “Dividend Payment Date”), at a rate of 10% per annum of the Liquidation Preference (as defined below) with respect to cash dividends and 15% per annum of the Liquidation Preference with respect to dividends paid in kind as additional shares of Series A Preferred Stock (“PIK Dividends”). Gulfport must pay PIK Dividends for so long as the quotient obtained by dividing (i) Total Net Funded Debt (as defined in the Second Amended and Restated Credit Agreement entered into by Gulfport on the Effective Date (the “Credit Agreement”) by (ii) the last 12 months of EBITDAX (as defined in the Credit Agreement) calculated as at the applicable record date is equal to or greater than 1.50. If such ratio is less than 1.50 such dividend may be paid in either cash or as PIK Dividends, subject to certain conditions in the Preferred Terms. The record date for payment of quarterly dividends on the Series A Preferred Stock will be the close of business on the 15th day of the calendar month of the applicable Dividend Payment Date.

To the extent that Gulfport pays a dividend or distribution on shares of Common Stock, whether in the form of cash, securities, debt, assets or options, warrants or other rights, but excluding any dividend or distribution payable solely in shares of Common Stock (which shall result in an adjustment to the Conversion Price (as defined below)), such dividend shall be payable to holders of shares of Common Stock and shares of Series A Preferred Stock on a pari passu pro rata basis.

The Series A Preferred Stock has no stated maturity and will remain outstanding indefinitely unless repurchased or redeemed by Gulfport or converted into Common Stock.

Conversion Rights

Each holder of shares of Series A Preferred Stock has the right (the “Conversion Right”), at its option and at any time, to convert all or a portion of the shares of Series A Preferred Stock that it holds into a number of shares of Common Stock equal to the quotient obtained by dividing (x) the product obtained by multiplying (i) the Liquidation Preference times (ii) an amount equal to one plus the Per Share Makewhole Amount (as defined in the Preferred Terms) on the date of conversion, by (y) $14.00 per share (as may be adjusted under the Preferred Terms) (the “Conversion Price”).

Liquidation Rights

The Series A Preferred Stock are entitled to a liquidation preference of $1,000 per share of Series A Preferred Stock (the “Liquidation Preference”). Upon any Liquidation Event (as defined in the Preferred Terms), each holder of shares of the Series A Preferred Stock will be entitled to payment out of the assets of Gulfport available for distribution, before any distribution or payment out of such assets may be made to the holders of any Junior Securities, and subject to the rights of the

Exhibit 4.3
holders of any Senior Securities (as defined in the Preferred Terms) or Parity Securities (as defined in the Preferred Terms) approved, if and to the extent required, by the holders of Series A Preferred Stock and the rights of Gulfport’s creditors, of an amount equal to the greater of (i) the Liquidation Preference payable with respect to the outstanding shares of Series A Preferred Stock and any accrued and unpaid dividends thereon, whether or not declared or (ii) such amount per share of Series A Preferred Stock as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such Liquidation Event.

Optional Redemption

Gulfport has the right, but not the obligation, to redeem all, but not less than all, of the outstanding shares of Series A Preferred Stock by notice to the holders of Series A Preferred Stock, at the greater of (i) the aggregate value of the Series A Preferred Stock, calculated by the Current Market Price (as defined in the Preferred Terms) of the number of shares of Common Stock into which, subject to redemption, such Series A Preferred Stock would have been converted if such shares were converted pursuant to the Conversion Right at the time of such redemption and (ii) (y) if the date of such redemption is on or prior to the three year anniversary of the date hereof, the sum of the Liquidation Preference plus the sum of all unpaid PIK Dividends through the three year anniversary of the date hereof, or (x) if the date of such redemption is after the three year anniversary of the date hereof, the Liquidation Preference (the “Redemption Price”).

Mandatory Redemption

Following the Effective Date, if there shall occur a Fundamental Change (as defined in the Preferred Terms), Gulfport shall redeem all, but not less than all, of the outstanding shares of Series A Preferred Stock by cash payment of the Redemption Price per share of Series A Preferred Stock within three business days of the occurrence of such Fundamental Change. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if Gulfport lacks sufficient cash to redeem all outstanding shares of Series A Preferred Stock, Gulfport shall redeem a pro rata portion of each holder’s shares of Series A Preferred Stock.

Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Our Bylaws

Our Certificate of Incorporation, our Bylaws and the DGCL contain provisions that may deter or render more difficult proposals to acquire control of Gulfport by means of a merger, tender offer, proxy contest or otherwise, or to remove Gulfport’s incumbent officers and directors. These provisions, summarized below, may have the effect of preventing changes in management. It is possible that these provisions would make it more difficult to accomplish or deter transactions that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the Common Stock.

Prohibited Transfers. In order to preserve the benefits of certain tax attributes to Gulfport, following any “Threshold Level Determination” (as defined in the Certificate of Incorporation), the Certificate of Incorporation generally imposes restrictions, subject to certain exceptions and waivers, on any direct or indirect transfer of (i) any interest that would be treated as “stock” of Gulfport pursuant to Treasury Regulations § 1.382-2(a)(3) or § 1.382-2T(f)(18) and (ii) any warrants, rights or options (including options within the meaning of Treasury Regulations § 1.382-4(d)(9) and § 1.382-2T(h)(4)(v)) to purchase securities of Gulfport (in each case, including certain transfers of any such Gulfport securities that result from the transfer of interests in other entities that own Gulfport securities) if the effect would be to:

a.increase the direct or indirect ownership of Corporation Securities (as defined in the Certificate of Incorporation), including any ownership by virtue of application of constructive ownership rules, with such direct, indirect and constructive ownership determined under the provisions of Section 382 of the Code and the Treasury Regulations thereunder (“Stock Ownership”), by any individual, corporation or other legal entity, including persons treated as an entity pursuant to Treasury Regulations § 1.382-3(a)(1)(i), and including any successor (by merger or otherwise) of such entity (a “Person”) to 4.9% percent or more of Gulfport’s Capital Stock (as defined in the Certificate of Incorporation) then outstanding; or

a.increase the percentage of Stock Ownership of a Person who owns, directly and constructively, 4.9% or more of Gulfport’s Capital Stock.

The transfer restrictions in the Certificate of Incorporation have anti-takeover effects because, among other things, they will restrict the ability of a person, entity or group to accumulate 4.9% or more of Gulfport’s Capital Stock following a Threshold Level Determination.

Exhibit 4.3
Number and Election of Directors. The Bylaws provide that the board of directors shall be comprised of no less than five and no more than eleven directors, with the number of directors to be fixed from time to time by resolution adopted by the board of directors.

Calling of Special Meeting of Stockholders. The Bylaws provide that special meetings of stockholders may be called only by (a) the Chair of the board of directors or Chief Executive Officer and President, (b) the Chair of the board of directors, Chief Executive Officer and President or Secretary on the written request of a majority of directors then in office, or the sole director, as the case may be or (C) by the Secretary at the written request or requests of holders of at least 30% of the voting power of Gulfport’s outstanding capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting. Any special meeting will be held at such time, date and place as may be determined by the board of directors and stated in Gulfport’s notice of such special meeting.

Amendments to the Bylaws. The board of directors shall have the power to make, adopt, alter, amend and repeal from time to time the Bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting of the board of directors at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware, subject to the right of the stockholders entitled to vote with respect thereto to adopt, amend and repeal Bylaws made by the board of directors.

Other Limitations on Stockholder Actions. At any annual or special meeting of the stockholders, only such business will be conducted as will have been properly brought before the meeting in accordance the Bylaws. To be properly brought before an annual meeting business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (ii) otherwise properly brought before the meeting by or at the direction of the board of directors, or (iii) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of Gulfport. To be timely, a stockholder’s notice must be delivered to and received at the principal executive offices of Gulfport not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting, provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary date of the previous year’s meeting, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Vacancies on the Board of Directors. The board of directors may fill any vacancy resulting from the non-election or resignation of a director as provided in the Bylaws if such vacancy has not been filled by action of the stockholders.

Authorized but Unissued Shares. Subject only to the requirements of the DGCL and the limits in the Certificate of Incorporation, the board of directors is expressly authorized to issue shares of Common Stock without stockholder approval, at any time and from time to time, to such persons and for such consideration as the board of directors deems appropriate under the circumstances. Gulfport may use these additional shares of Common Stock for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of Gulfport by means of a proxy contest, tender offer, merger or otherwise.

Authorized and unissued shares of Preferred Stock may be issued from time to time in one or more additional series as the board of directors, by resolution or resolutions, may from time to time determine, each of said series to be distinctively designated.

Exclusive Forum. The Certificate of Incorporation provides that unless Gulfport consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Gulfport, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of Gulfport to Gulfport or Gulfport’s stockholders, creditors or other constituents, (iii) any action asserting a claim against Gulfport or any director or officer of Gulfport arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws (as either may be amended and/or restated from time to time), or (iv) any action asserting a claim against Gulfport or any director or officer of Gulfport governed by the internal affairs doctrine; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware.

The foregoing descriptions of the Certificate of Incorporation (including the description of the terms of the Preferred Stock included as Exhibit A to the Certificate of Incorporation) and Bylaws do not purport to be complete and are qualified in their entirety by reference to the Certificate of Incorporation (including Exhibit A thereto) and Bylaws.

Exhibit 4.3

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A.